

02005715

BB 3/4/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MF Private Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Federal Street, Suite 825
(No. and Street)

Boston, (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond L. Britt, Jr. 617.350.8502
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue (Address) **New York** (City) **NY** (State) **10019** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond L. Britt, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MF Private Capital Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[Signature]
Signature

President
Title

Margaret M. [signature]
Notary Public
My commission expires May 24, 2007.

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements and Supplemental Information

MF Private Capital Securities, Inc.
Year ended December 31, 2001

MF Private Capital Securities, Inc.

Audited Financial Statements and Supplemental Information

Year ended December 31, 2001

Contents



Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

Board of Directors
MF Private Capital Securities, Inc.

We have audited the accompanying statement of financial condition of MF Private Capital Securities, Inc. (the Company) as of December 31, 2001, and the related statements of operations and changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MF Private Capital Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

ERNST & YOUNG LLP

February 22, 2002

MF Private Capital Securities, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$2,028,332
Prepaid insurance	22,180
Accounts receivable from third party	14,500
Taxes recoverable from affiliate	35,516
Total assets	$2,100,528
Liabilities and shareholder's equity	
Liabilities:	
Due to The Manufacturers Life Insurance Company (USA)	$ 596
Total liabilities	596
Shareholder's equity	2,099,932
Total liabilities and shareholder's equity	$2,100,528

See accompanying notes.

MF Private Capital Securities, Inc.

Statement of Operations and Changes in Shareholder's Equity

Year ended December 31, 2001

Revenues:	
Interest income	$ 1,418
Total revenues	1,418
Expenses:	
General and administrative expenses	87,406
Depreciation	2,905
Loss on sale of assets	2,097
Total expenses	92,408
Loss from operations before provision for income tax benefit	90,990
Provision for income tax benefit	(7,558)
Net loss	83,432
Shareholder's equity at beginning of year	2,183,364
Shareholder's equity at end of year	$2,099,932

See accompanying notes.

MF Private Capital Securities, Inc.

Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net loss	$ 83,432
Adjustments to reconcile net loss to net cash provided by operating activities:	
Loss on sale of fixed assets	2,097
Depreciation	2,905
Changes in operating assets and liabilities:	
Prepaid insurance	(3,980)
Note receivable from Manulife Capital Corporation	31,436
Amounts receivable from affiliates	1,386,533
Accounts receivable from third party	(14,500)
Taxes payable/recoverable, net	34,323
Accrued liabilities	(600,409)
Due to The Manufacturers Life Insurance Company (USA)	(2,199,628)
Net cash provided by operating activities	(1,444,655)
Investing activity	
Sale proceeds of fixed assets	14,500
Net cash provided by investing activity	14,500
Decrease in cash during the year	(1,430,155)
Cash at beginning of year	3,458,487
Cash at end of year	$2,028,332

See accompanying notes.

MF Private Capital Securities, Inc.

Notes to Financial Statements

December 31, 2001

1. Nature of Business and Organization

MF Private Capital Securities, Inc. (the Company) commenced operations on February 9, 1998. On June 30, 1999, the Company became a wholly-owned subsidiary of a newly created holding company, MF Private Capital, Inc. Prior to July 1, 2000, MF Private Capital, Inc. was 80.4%-owned by Manulife Capital Corporation, with the remaining 19.6% owned by four managing directors. On June 30, 2000, MF Private Capital, Inc. bought back all the minority interest for $2,354,864, which represented the accumulated equity interest of the four managing directors. Manulife Capital Corporation is a wholly-owned subsidiary of Manulife Holding Corporation, which, in turn, is a wholly-owned subsidiary of The Manufacturers Life Insurance Company of American (MLICA). MLICA is a wholly-owned subsidiary of The Manufacturers Life Insurance Company (USA) (ManUSA). ManUSA is an indirectly wholly-owned subsidiary of Manulife Financial Corporation, a publicly traded company.

The Company was organized principally for the purpose of originating, purchasing and syndicating private debt and equity products for developing-state and middle market companies. The Company also provides advisory services in the areas of corporate finance, mergers and acquisitions, and strategic business developments.

The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers.

2. Significant Accounting Policies

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity date of three months or less at acquisition to be cash equivalents.

Fixed Assets

Fixed assets consist of furniture and equipment and are depreciated using the straight-line method over a period of five years. During a disposal year, depreciation is recorded using the half-year convention method. In 2001, the Company recorded a loss of $2,097 on the sale of fixed assets with a carrying value of $19,502.

MF Private Capital Securities, Inc.

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Income Taxes

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS No. 109). Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will likely be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

3. Note Receivable

The principal plus accrued interest on a note receivable from Manulife Capital Corporation was received, in full, during 2001. For the year ended December 31, 2001, the Company earned interest income of $1,418 on this note receivable.

4. Income Tax Benefit

The components of income tax benefit for the year ended December 31, 2001 were as follows:

Current benefit	$(7,558)
Deferred benefit	0
Total benefit	$(7,558)

4. Income Tax Benefit (continued)

Included in the current benefit for 2001 is a $22,912 one-time true up relating to periods prior to 2001. The Company participates as a member of the Manufacturers Investment Corporation affiliated group, which files a consolidated federal income tax return. In accordance with an income tax-sharing agreement, an income tax provision (or benefit) is computed as if the Company filed a separate income tax return. The Company receives no surtax exemption. Tax benefits from operating losses are granted at the statutory rate, plus any tax credits attributable to the Company, provided that the consolidated group uses such benefits currently. Federal taxes recoverable represent amounts due from affiliated companies and are settled periodically. The Company files a separate Massachusetts state return.

5. Related-Party Transactions

ManUSA pays expenses on behalf of the Company and settles outstanding amounts periodically.

The financial statements have been prepared from the records maintained by the Company and may not necessarily be indicative of the financial condition or results of operations that would have occurred if the Company had been operated as an unaffiliated corporation.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Net Capital Rule for brokers or dealers engaged solely in the sale of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Under Rule 15c3-1, the Company is required to maintain minimum net capital such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1.

As of December 31, 2001, the Company had net capital of $2,027,736 and a minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 0.00:1.

Supplemental Information

MF Private Capital Securities, Inc.

Schedule I—Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1

December 31, 2001

Aggregate indebtedness	$ 596
Net capital:	
Shareholders' equity	$ 2,099,932
Less nonallowable other assets	(72,196)
Total net capital	$ 2,027,736
Net capital requirements:	
$5,000 or 6 2/3% of aggregate indebtedness, whichever is greater	$ 5,000
Net capital in excess of requirements	2,022,736
Total net capital	$ 2,027,736
Ratio of aggregate indebtedness to net capital	0.00:1

MF Private Capital Securities, Inc.

Schedule II—Computation for Determination of Reserve Requirements Under Rule 15c3-3

and

Schedule III—Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 under the provisions of paragraph (k)(2i) of that rule at December 31, 2001.

MF Private Capital Securities, Inc.

Schedule IV—Reconciliation of the Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 in this Audit Report to the Company's Unaudited Form X-17a-5, Part IIA

December 31, 2001

No material differences exist between the computation of aggregate indebtedness and net capital under Rule 15c3-1 included in this audit report and the computations included in the unaudited Form X-17a-5, Part IIA filings as of December 31, 2001.

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
MF Private Capital Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of MF Private Capital Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of differences required by Rule 17a-13 and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

ERNST & YOUNG LLP

February 22, 2002